

August 26, 2010

Mr. Michael C. Ray
Chief Executive Officer
Vera Bradley, Inc.
2208 Production Road
Fort Wayne, Indiana 46808

> **RE:** **Vera Bradley, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-167934**
> **Filed August 13, 2010**

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed August 13, 2010

1.   Please update disclosure throughout the prospectus as necessary. For instance, we note that the number of stores disclosed on page 51 is as of May 1, 2010.

Prospectus Summary, page 1

2.   Your response to comment seven from our letter dated July 27, 2010 indicates that, while you believe a potential exists to open 300 stores in the long-term, you have not finalized a

medium or long term expansion plan beyond fiscal year 2011. Please revise your disclosure to incorporate this portion of your response, or advise.

Use of Proceeds, page 20

3.   We note your response to comment 14 from our letter dated July 27, 2010 indicating that you will disclose the amount of the final "S" Corporation distribution payable to your shareholders with offering proceeds once it becomes known. Please include a placeholder in your Use of Proceeds for this disclosure and confirm that you will include this dollar amount in a pre-effective amendment, both in this section and in the certain relationships and related party transactions section (and identify the individuals and amounts to be received). Also, we note your statement that the historical distribution was approximately 40.5% of the prior year's taxable income. Please reconcile this statement to your Dividend Policy disclosure where you suggest that you distributed "an amount no less than 40.5% …" Finally, please clarify whether you have paid, or will pay, any distributions in fiscal year 2011 for the period prior to your formation.

Selected Consolidated Financial Data, page 24

4.   We reviewed your response to our prior comment 10. Your response did not address our comment, thus the comment will be reissued. We note your fiscal year end is the Saturday closest to January 31. As a result of the change in your fiscal year in 2008, we note that your results for the fiscal year ended January 31, 2009 include activity for greater than 52 weeks. This is due to your fiscal year beginning on February 1, 2008 versus the Sunday after the Saturday closest to January 31. Please quantify the effect of the difference, if material, if the difference is not material, please so state.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

General

5.   We note your response to our prior comment 16. However you have not revised your discussions regarding the reportable operating segments. Thus the comment is partially reissued. We note significant difference in the performance of indirect and direct segments in various periods, the reasons for which have not been discussed. For example, for the fiscal quarter ended May 1, 2010 compared to May 2, 2009 segment net revenue for indirect and direct segments increased by 14% and 28% respectively. However, segment operating income for the same comparable period for indirect and direct segments increased by 39% and 85% respectively. Hence to enhance investor's understanding of your business, please revise to provide an analysis of your operations for each reportable segment quantifying the effect of each causal factor that you cite for material changes in the operations of your reportable segments. Your robust discussions for each reportable segment should fully explain the changes between the periods.

Results of Operations, page 29

Fiscal Year 2010 Compared to Fiscal Year 2009, page 32

6.   We note your response to comment 20 from our letter dated July 27, 2010 and the revised disclosure. Please expand on your disclosure to address the underlying business context associated with these impairments and to address how you have refined your site selection process and unit economics since you commenced opening stores.

7.   We partially reissue comment 21 from our letter dated July 27, 2010. Please clarify here and elsewhere whether your expanding Direct business and the shifting mix between Direct and Indirect has or will materially alter the nature and levels of your accounts receivables and inventory.

Business, page 42

8.   We note your response to comment 25 from our letter dated July 27, 2010 and the revised text and we partially reissue. Please revise to further address how you monitor fashion trends and customer needs, forecast your demand, and conduct in-store testing.

9.   We reissue comment 28 from our letter dated July 27, 2010. Please expand your disclosure on page 53 to discuss in greater detail the competitive conditions in your industry and your competitive position in the industry, as required by Item 101(c)(1)(x) of Regulation S-K.

Management, page 55

10.   Please include the page number in the cross-reference to the discussion of the family relationships.

Certain Relationships and Related Party Transactions, page 71

11.   The lease agreement with Milburn, LLC related to your corporate headquarters indicates it was entered into in February 1996 and had an initial term of 15 years. Please disclose the lease expiration date and, if known, address your plans with respect to the renewal of this agreement.

12.   We partially reissue comment 40 from our letter dated July 27, 2010. We note your response that the shareholder agreements will be filed if they are not terminated as anticipated prior to the completion of the offering. Please note that to the extent they are not terminated prior to effectiveness of the registration statement, they will need to be filed as exhibits and discussed in the prospectus.

Financial Statements

Notes to Consolidated Financial Statements

1. Description of Company

Reorganization, page F-6

13.	We note your revised disclosures regarding reorganization in response to our prior comment 48. As stated in our prior comments, please reference these disclosures on page F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc.	Steven J. Gavin
Fax:	(312) 558-5700